

January 27, 2015

Via E-mail
Steven E. Brazones
Chief Financial Officer
Raven Industries, Inc.
205 East 6th Street
P.O. Box 5107
Sioux Falls, SD 57117-5107

> **Re: Raven Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2014**
> **Filed March 31, 2014**
> **File No. 1-7982**

Dear Mr. Brazones:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant

CC: Thomas Iacarella, Vice President (Via e-mail)